MICROMEM TECHNOLOGIES INC.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of Micromem Technologies Inc. ("Micromem") may elect annually to receive annual and interim corporate mailings, including annual financial statements and Management's Discussion and Analysis ("MD&A") and interim financial statements and MD&A of Micromem, if they so request. These documents are available on SEDAR at www.sedar.com. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Equity Transfer Services Inc.
420-120 Adelaide Street West
Toronto, Ontario
M5H 4C3

[Please check applicable box(es).]

   I wish to receive annual financial statements and MD&A of Micromem for the financial year ending October 31, 2005.

   I wish to receive interim financial statements and MD&A of Micromem for the quarters ending January 31, 2005, April 30, 2005 and July 31, 2005.

NAME: _____

ADDRESS: _____

_____

POSTAL CODE: _____

I confirm that I am the **REGISTERED** owner of Common Shares of Micromem.

SIGNATURE OF
SHAREHOLDER: _____DATE:_____

CUSIP: 59509P 10 6

MICROMEM TECHNOLOGIES INC.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of Micromem Technologies Inc. ("Micromem") may elect annually to receive annual and interim corporate mailings, including annual financial statements and Management's Discussion and Analysis ("MD&A") and interim financial statements and MD&A of Micromem, if they so request. These documents are available on SEDAR at www.sedar.com. If you wish to also receive copies of such documents by mail, please complete and return this form to:


Equity Transfer Services Inc.
420-120 Adelaide Street West
Toronto, Ontario
M5H 4C3


[Please check applicable box(es).]

   I wish to receive annual financial statements and MD&A of Micromem for the financial year ending October 31, 2005.

   I wish to receive interim financial statements and MD&A of Micromem for the quarters ending January 31, 2005, April 30, 2005 and July 31, 2005.

NAME: _____

ADDRESS: _____

_____

POSTAL CODE: _____

I confirm that I am the **BENEFICIAL** owner of Common Shares of Micromem.

SIGNATURE OF
SHAREHOLDER: _____DATE:_____

CUSIP: 59509P 10 6